

September 2, 2009

Via Facsimile (202) 408-6399 and U.S. Mail
Thomas L. Hanley, Esq.
Sonnenschine &Rosenthal LLP
1301 K Street, N .W.
Suite 600, East Tower
Washington, D.D. 20005-3364

> **Re:** **CNS Response, Inc.**
> **Soliciting Materials on Schedule 14A filed on**
> **August 27, September 1, and 2, 2009**
> **File No. 0-26285**

Dear Mr. Hanley:

We have conducted a limited review of the filings listed above and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please ensure that in addition to revising these materials, as applicable, that you comply with the principles expressed here with respect to any future proxy materials.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We refer you to Rule 14a-12 (a)(1)(i). Each written communication filed under cover of Rule 14a-12 should include the legends and information required by the rule. Following the appointment to the Board of Directors of Messrs. Pappajohn and Thompson, your soliciting materials should have been revised to contain information updating the

information regarding the participants, (i.e., the new directors and their direct or indirect interests by securityholdings or otherwise.) Alternatively, you may direct shareholders to information contained in other documents filed on EDGAR which are current and publicly available. Your legend omits any updated information for Messrs. Pappajohn and Thompson.   Please make corrective filings to address this deficiency.

2.   We note the August 26, 2009 financing involving Sail Venture Partners LP.   Please inform us of the consideration given to whether Sail Venture Partners LLC or Sail Venture Partners LP are "participants" as defined in Instruction 3 to Item 4 of Schedule 14A with respect to the Annual Meeting.

3.   The legend included in your filings should be revised to clarify that your soliciting materials are with respect to the Annual Meeting of shareholders that you have scheduled for September 29, 2009. As the participants are aware, parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff's Telephone Interpretations Manual. Given that you are not contesting the special meeting called by Mr. Brandt, clarify your legend to only reference the meeting to which the soliciting materials relate.

Closing Comments

        As appropriate, please respond promptly to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions